UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP SHAREHOLDERS APPROVE 2011 DIVIDEND

AND APPOINT NEW MEMBER TO THE BOARD OF DIRECTORS

BRUSSELS, Belgium, May 24, 2012 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that during its Ordinary and Extraordinary Shareholders Meeting its shareholders have approved the annual accounts for fiscal year 2011 and the distribution of a EUR 1.76 gross dividend per share. After deduction of a 25% withholding tax, this results in a net dividend of EUR 1.32 per share.

The 2011 dividend will become payable to owners of ordinary shares against coupon no. 50. The Delhaize Group shares will start trading ex-coupon on May 29, 2012 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is May 31, 2012 (closing of the market) and the dividend will be payable as from June 1, 2012. The ADR dividend record date is May 31, 2012 and the payment of the dividend to Delhaize Group’s ADR holders will be made through Citibank beginning on June 6, 2012.

During the Shareholders Meeting, Delhaize Group’s President and Chief Executive Officer, Pierre-Olivier Beckers, confirmed the previously announced guidance for the full year 2012.

The shareholders approved the appointment of Ms. Shari Ballard as independent director for a term of three years. The shareholders also approved the renewal of the mandate of Ms. Claire H. Babrowski as an independent director for a term of four years and the renewal of the mandates of Mr. Pierre-Olivier Beckers and Mr. Didier Smits, each for a term of three years.

The speeches and presentations, the minutes of the Meeting and the results of the votes will be made available on the Delhaize Group website (www.delhaizegroup.com) in the coming days.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the first quarter of 2012, Delhaize Group’s sales network consisted of 3 309 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell: + 32 2 412 75 71

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 29, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President